Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	Earnings were not sufficient to cover fixed charges for each of the periods indicated. Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, were insufficient to cover fixed charges by $121.1, $147.6, $116.8, $202.9 and $148.3 (in millions), respectively. For this reason, no ratios are provided for these periods.